SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nanogen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

630075109

(CUSIP Number)

Epoch Biosciences, Inc. 21720 23rd Drive, S.E., Suite 150 Bothell, WA 98021 (425) 482-5555 Attn: William G. Gerber, M.D.	with a copy to: Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000 Attn: Lawrence B. Cohn

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 630075109	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Epoch Biosciences, Inc.; I.R.S. ID #91-1311592
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 2,253,855 shares of common stock (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,253,855 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49% (2)
14.	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Epoch Biosciences, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreements described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Epoch Biosciences, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The calculation of the foregoing number of share beneficially owned and percentage owned is based on 33,377,893 shares of Nanogen, Inc. common stock outstanding as of September 7, 2004 (as represented by Nanogen, Inc. in the Merger Agreement described in Item 4 below), plus 1,367,101 shares of Nanogen, Inc. common stock issuable upon the exercise of outstanding options which are exercisable within 60 days of September 7, 2004 that are subject to the Voting Agreements.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (“Nanogen Common Stock”), of Nanogen, Inc. (“Nanogen”), whose principal executive offices are located at 10398 Pacific Center Court, San Diego, California, 92121. The telephone number of Nanogen is (858) 410-4600.

Item 2. Identity and Background.

The Reporting Person filing this statement is Epoch Biosciences, Inc., a Delaware corporation (“Epoch”), whose principal offices are located at 21720 23rd Drive S.E., Suite 150, Bothell, Washington, 98021. The telephone number of Epoch is (425) 482-5555. Epoch develops and sells proprietary products with commercial applications in the genomics and molecular diagnostics fields, such as products for the detection of inherited diseases and enhancing the performance of genetic analysis procedures.

The names, citizenship, business addresses, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Epoch are set forth in Schedule A hereto and incorporated herein by this reference.

Neither Epoch, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4, the Nanogen Common Stock to which this statement relates has not been purchased by Epoch. As an inducement for Epoch to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Nanogen identified in Item 4 entered into individual voting agreements each dated as of September 7, 2004 with Epoch (the “Voting Agreements”), with respect to an aggregate of 2,253,855 shares of Nanogen Common Stock (the “Shares”).

Epoch has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

On September 7, 2004, Epoch entered into a definitive Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Nanogen and Empire Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nanogen (“Merger Sub”). The Merger Agreement was approved by the board of directors of each of Epoch, Merger Sub and Nanogen. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Epoch, with Epoch surviving as a wholly-owned subsidiary of Nanogen (the “Merger”). The Merger, which is structured to qualify as a tax-free reorganization, is subject to the approval of the stockholders of both Epoch and Nanogen and other customary closing conditions.

Under the Merger Agreement, each outstanding share of Epoch Common Stock will be converted into the right to receive a number of shares of Nanogen common stock, par value $0.001 per share, (the “Nanogen Common Stock”), equal to $2.00 divided by Nanogen’s average closing price during a period prior to closing, so long as the average closing price per share of Nanogen Common Stock during such period prior to closing is within the range of $3.16 to $4.28. Outside of this price range, each share of Epoch Common Stock will be converted into the right to receive a fixed number of shares of Nanogen Common Stock equal to 0.4673 per share of Epoch Common Stock if the average closing price of the Nanogen Common Stock during such period is above the range and 0.6329 per share of Epoch Common Stock if Nanogen’s average closing price during such period is below the range. The period for determination of Nanogen’s average closing price will be the 20 consecutive trading days ending on and including the third trading day preceding the closing of the Merger.

Concurrently with the execution of the Merger Agreement, Epoch entered into Voting Agreements with the persons set forth on Schedule B attached hereto, which is incorporated herein by this reference (collectively, “Nanogen Stockholders”). Such persons beneficially own an aggregate of 2,253,855 shares, which include 1,367,101 shares exercisable within 60 days of September 7, 2004, or approximately 6.49% of Nanogen Common Stock outstanding as of the date of the Merger Agreement.

By executing the Voting Agreements, each Nanogen Stockholder has agreed to vote all of the Shares beneficially owned by such Nanogen Stockholder (a) in favor of adoption of the Parent Share Increase (as defined in the Merger Agreement) and the issuance of the Shares; (b) against approval of any proposal made in opposition to, or competition with the Parent Share Increase, the issuance of shares of Nanogen Common Stock to Epoch stockholders in the Merger, the Merger Agreement or consummation of the Merger; (c) against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; (d) against any proposal that is intended to, or is reasonably likely to, result in a breach by Nanogen of the Merger Agreement; and (e) against any dissolution, liquidation or winding up of Nanogen.

Pursuant to the Voting Agreements, each of the Nanogen Stockholders has irrevocably appointed the directors of Epoch as their lawful attorneys and proxies. The proxies give the directors of Epoch a limited right to vote each of the shares of Nanogen Common Stock beneficially owned by the Nanogen Stockholders, prior to the expiration of the Voting Agreements. Subject to certain limited exceptions, the Nanogen Stockholders are prohibited from transferring any of the shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreements.

The Voting Agreements expire upon the earlier to occur of (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (b) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

References to, and descriptions of the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreements, which are filed as Exhibits to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such reference and descriptions appear.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The number of Shares subject to the Voting Agreements is 2,253,855 (representing approximately 6.49% of the voting power of (1) 33,377,893 shares of Nanogen Common Stock outstanding as of September 7, 2004, as set forth in the Merger Agreement, plus (2) 1,367,101 shares of Nanogen Common Stock upon the exercise of outstanding options that are exercisable within 60 days of September 7, 2004 that are subject to the Voting Agreements).

By virtue of the Voting Agreements, Epoch may be deemed to share with Nanogen Stockholders the power to vote the Shares, but only as to the matters specified in the Voting Agreements. Except as stated in the preceding sentence, Epoch does not have the power to vote or to direct the vote of Nanogen Common Stock, nor does it have the sole or shared power to dispose or to direct the disposition of Nanogen Common Stock.

To Epoch’s knowledge, no Shares are beneficially owned by any of the persons named in Schedule A.

(c)	Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither Epoch, nor to Epoch’s knowledge, any of the persons listed on Schedule A has effected any transaction relating to Nanogen Common Stock during the past 60 days.

(d)	To the knowledge of Epoch, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Nanogen Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To Epoch’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of Nanogen, including but not limited to, transfer or voting of any of the securities of Nanogen, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Nanogen.

Item 7. Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
1.	Agreement and Plan of Merger and Reorganization dated as of September 7, 2004, by and among Nanogen, Inc., Epoch Biosciences, Inc. and Empire Acquisition Corp.*

2.	Form of Voting Agreement by and between Epoch Biosciences, Inc. and each of certain individual stockholders of Nanogen, Inc., dated as of September 7, 2004.*

*	Incorporated by reference to exhibits filed with Epoch Bioscience, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 8, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2004	EPOCH BIOSCIENCES, INC.

	By:	/s/ William G. Gerber, M.D.
William G. Gerber, M.D.
President and Chief Executive Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF EPOCH BIOSCIENCES, INC.

The executive officers and directors of Epoch Biosciences, Inc. are set forth below. Each individual’s business address is c/o Epoch Biosciences, Inc., 21720 23rd Drive, S.E., Suite 150, Bothell, WA 98021, and the phone number is (425) 482-5555. Each person is a citizen of the United States.

Name	Present Principal Occupation
William G. Gerber, M.D.	President, Chief Executive Officer and Director
Walter Mahoney, Ph.D.	Senior Vice President, Research and Development
Merl Hoekstra, Ph.D.	Vice President, Corporate Development
Bert W. Hogue	Vice President of Finance, Chief Financial Officer, and Secretary
Frederick B. Craves, Ph.D.	Chairman of the Board of Directors
Richard L. Dunning	Director
Michael Y. Lucero	Director
Herbert L. Heyneker, Ph.D.	Director
R. Janet Whitmore	Director
Sanford S. Zweifach	Director

SCHEDULE B

NANOGEN STOCKHOLDERS SUBJECT TO VOTING AGREEMENTS

Name	No. Shares Beneficially Owned
Howard C. Birndorf	1,693,676
David G. Ludvigson	329,359
Graham Lidgard, Ph.D.	119,186
Val Buonaiuto	10,000
Robert Whalen	21,767
Stelios Papadopoulos	65,267
David Schreiber.	14,600